EXHIBIT 99.1

GLG Life Tech Corporation Announces Second Quarter Fiscal Year 2011 Results

VANCOUVER, British Columbia, Aug. 15, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces financial results for the quarter ended June 30, 2011.

  $7 Million of stevia extract sales in the quarter for China Sugar Reserve (CSR) Project demonstrates key advancement of this key project
  Patent granted in China for high purity STV extraction methodology which is key for CSR project and PCT application filed for BlendSure
  Two letters of No Objection received from FDA for PureSTV (High Purity STV) & BlendSureTM(proprietary blend of RA and STV)
  New stevia formulation company - AN0C Stevia Solutions established & first product line – Dream Sweetener announced
  AN0C ships 27,000,000 bottles in the first three months of sales & AN0C distribution triples to over 65,000 stores
  Key agreement signed with Fengyang Government for AN0C Business in June providing support for RMB 1 Billion Line of Credit and 5 year favourable tax treatment
  Major developments in AN0C Joint Venture during the second quarter including the development of vitamin enriched drinks and carbonated beverages, the set-up of additional regional offices (now at 51), & exclusive sponsorship of China's national Olympic swim-team for ready to drink teas

BUSINESS HIGHLIGHTS

Revenue from stevia was $10.4 million – High purity Stevia revenues for the second quarter 2011 were $10.4 million with $7.1 million coming from sales made in China to our partner FXY and $3.3 million from sales outside of China. China stevia sales were for material required by our partner for the China Sugar Reserve project and included both high purity STV and high purity RA stevia extracts.

Revenue from AN0C for the second quarter was $4.8 million – The Company's consumer products business, AN0C, had sales of $4.8 million in the second quarter of 2011. This represents a 213% increase over the sales in the first quarter. The average revenue per bottle was lower by 9.9% for the second quarter compared to the first quarter as it reflects the significant promotional campaign that was undertaken to support the ready to drink tea product launch. The objectives of the promotional campaigns were to encourage consumers to try the AN0C beverages through lower retail pricing and to reward our distributors through volume purchases.

Key Developments in China Consumer Products AN0CTM Joint Venture – Overall, the AN0C business has performed very well in the little over 6 months since we announced the JV and launched our first products at the end of March. Management believes that AN0C has achieved a number of firsts in China including the set-up of its national distribution within 6 months, its rollout of all naturally sweetened zero calorie products and the achievement of sales of approximately 27 million bottles within a short period of time (3 months). As of July 20th, AN0C had increased the total number of store locations (including both KA and general retailers) serviced by its distributors to approximately 75,000 locations. Total Tier I distributors are at approximately 400, as AN0C Management reviews and replaces lower performing Tier I distributors with higher performing distributors. In addition to the Shanghai headquarters and twelve regional AN0C offices (Tier I) established in March, AN0C has established an additional 51 Tier II sales and marketing offices within those same sales regions and at the same time created 125 Tier III sales and marketing support stations (in major urban areas). To date, AN0C has hired 1,250 full time sales and marketing staff to work with distributors and retailers to promote AN0C's products.  Originally, we had planned 12 SKU's for two beverage categories, but we have now increased the number of launches in 2011 to a total of 32 SKU's across six traditional beverage categories and in two functional beverage categories (anti-aging, detoxification).  The size of these combined markets is estimated to be in excess of $21 billion compared to approximately $6 billion originally.  Management's key objective for AN0C has been to develop the number one brand in China for naturally sweetened zero calorie beverages and foods.  Over the past few months they have set-up the Company in all critical areas including sales, marketing, product development and formulation, production management, procurement, logistics, government relations, human resources and all other critical support functions.

New Patents Filed during the quarter - The Company's refining method for the extraction of high-purity Stevioside (STV) was granted full patent protection by the State Intellectual Property Bureau of the People's Republic of China.  The unique extraction method is an innovative technology that is scalable, allowing the company to produce high volumes of greater than 80% high-purity STV. The company has also filed a PCT application to attain international patent protection for its BlendSure product and the process used to produce this natural sweetener composition.

FDA Issuance of Two Letters of No objection for Blendsure and PureSTV - The United States Food and Drug Administration ("FDA") has issued a Generally Recognized as Safe (GRAS) Letter of No Objection for GLG's high purity stevia extracts: PureSTV™ (Filing No. GRN000348) and BlendSure™ (Filing No. GRN000349).  These high purity extracts both contain greater than 95% steviol glycosides.

Key agreement signed with Fenyang Government for AN0C- GLG and its AN0C joint venture business entered into a milestone agreement with the Fengyang County Government (with the support of the Chuzhou City Government of Anhui province in China) that strengthens its consumer products business. Under the agreement, GLG and AN0C agreed to register their headquarters in Xiaogang Village in Fengyang County while maintaining the marketing and sales operation center in Shanghai. The Fengyang government agreed to give the AN0C business nationwide preferred tax treatment through its headquarters. The Fengyang government and the Chuzhou City Government also agreed to proactively assist AN0C in obtaining a RMB one billion credit facility with interest rates discounted from market rates from China financial institutions.

New stevia formulation company - AN0C Stevia Solutions - The Company created a new subsidiary in July, AN0C Stevia Solutions Company, to focus on providing naturally sweetened zero and reduced calorie food and beverage formulations to customers outside China. The solutions and formulations will be all natural - natural sweeteners, natural flavours and natural colours, for use in zero or low calorie beverage and food products.   On August 2nd, the Company announced the launch of AN0C Stevia Solutions' first product line – the Dream Sweetener series. Using GLG's BlendSure and other natural ingredients, the Dream Sweetener product line (which initially consists of X10, X30, X60, and X100) was formulated to maintain the best taste while replacing sugar or artificial sweeteners in different beverage and food applications. Core advantages of Dream Sweetener products include: 1) tastes like cane sugar and has no aftertaste, 2) provides a consistent sweetness for much easier formulation for a food and beverage company, 3) easy to handle, unlike typical stevia extracts which come in a light powder form, 4) can reduce the time to market for food and beverage companies since the major formulation challenges (aftertaste & consistency of taste) with high purity stevia extracts have been overcome, and 5) is more cost efficient at large volumes. The new company will be incorporated in Hong Kong and will be a 100% owned subsidiary of AN0C Hong Kong.

Second Quarter 2011 Financial Results Highlights

The following results from operations have been derived from and should be read in conjunction with GLG's consolidated financial statements for the six months ended June 30, 2011, and its audited consolidated financial statements for previous years. Certain prior year's figures have been reclassified to conform to the current financial information presentation.

In thousands Canadian $, except per share amounts	3 Months Ended Jun 30		% Change	6 Months Ended Jun 30		% Change
	2011	2010		2011	2010
Revenue	$15,213	$10,468	45%	$22,627	$18,677	21%
Cost of Sales	$12,193	$6,849	78%	$18,383	$11,861	55%
% of Revenue	80%	65%	15%	81%	64%	18%
Gross Profit	$3,020	$3,619	(17%)	$4,244	$6,816	(38%)
% of Revenue	20%	35%	(15%)	19%	36%	(18%)
Expenses	$14,741	$3,700	298%	$20,452	$6,622	209%
% of Revenue	97%	35%	62%	90%	35%	55%
Income (loss) from Operations	($11,721)	($81)	14370%	($16,208)	$194	(8455%)
% of Revenue	(77%)	(1%)	(76%)	(72%)	1%	(73%)
Other Income (Expenses)	($1,642)	($559)	194%	($3,337)	($1,841)	81%
% of Revenue	(11%)	(5%)	(5%)	(15%)	(10%)	(5%)
Net Income (loss) before Income Taxes and Non-Controlling Interests	($13,363)	($640)	1988%	($19,545)	($1,647)	1087%
% of Revenue	(88%)	(6%)	(82%)	(86%)	(9%)	(78%)
Net Income (loss) after Income Taxes and Non-Controlling Interests	($12,514)	($278)	4401%	($18,266)	($1,674)	991%
Earnings (loss) per share (Basic & Diluted)	($0.38)	($0.01)	3700%	($0.59)	($0.06)	883%
Total Comprehensive Income (loss)	($11,925)	$4,986	(339%)	($20,115)	$703	(2961%)
% of Revenue	(78%)	48%	(126%)	(89%)	4%	(93%)
Consolidated Depreciation & Amortization	$2,338	$2,138	9%	$4,428	$4,642	(5%)
% of Revenue	15%	20%	(5%)	20%	25%	(5%)
Stock based Compensation	$779	$756	3%	$1,622	$1,473	10%
% of Revenue	5%	7%	(2%)	7%	8%	(1%)
EBITDA (1)	($6,662)	$2,861	(333%)	($7,967)	$6,368	(225%)
% of Revenue	(44%)	27%	(17%)	28%	34%	(6%)

(1) EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes (1) Depreciation and amortization expense as reported on the cash flow statement, (2) Other Income (Expenses), (3) Stock-based compensation expense, and (4) Non-controlling interest. This might not be the same definition used by other companies. For the discussion of EBITDA, and the reconciliation of EBITDA to net income before taxes and after minority interest under U.S GAAP, please see 'Non-GAAP Financial Information".

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		June 30, 2011	December 31, 2010
			(Adjusted-note 3(a))
	Note
ASSETS
Current Assets
Cash and cash equivalents		$ 32,986,381	$ 23,817,215
Accounts receivable	5	15,775,205	31,562,296
Taxes recoverable	6	5,263,056	6,554,498
Inventory	7	86,782,443	63,306,902
Prepaid expenses	8	12,046,653	4,461,751
		152,853,738	129,702,662

Property, Plant, and Equipment	9	105,979,121	108,324,184
Goodwill		7,649,321	7,736,478
Intangible Assets	10	34,010,084	35,643,970
		$ 300,492,264	$ 281,407,294

LIABILITIES
Current Liabilities
Short term loans	11	$ 81,088,877	$ 100,131,084
Accounts payable and accruals	12	26,901,768	21,929,861
Interest payable		186,781	384,761
Advances from customers		94,893	76,959
Due to related parties	13	--	99,460
Deferred revenue		96,430	--
		108,368,749	122,622,125

Due to related parties	13	--	6,133,554
Deferred income tax liability	18	533,548	642,864
		108,902,297	129,398,543
EQUITY
Shareholders' Equity
Common Stock: no par value; unlimited shares authorized; issued and outstanding: 33,126,634 (December 31, 2010 -- 27,371,246 shares)	14	188,460,205	141,423,457
Additional paid-in capital	14	24,685,037	16,389,310
Accumulated other comprehensive income		3,827,478	5,676,312
Deficit		(29,750,486)	(11,484,715)
		187,222,234	152,004,364
Non-controlling interests		4,367,733	4,387
		191,589,967	152,008,751
		$ 300,492,264	$ 281,407,294

Nature of Operations and Liquidity Risk (Note 1)
Commitments (Note 19)
Contingent liabilities (Note 20)

APPROVED ON BEHALF OF THE BOARD:

" Sophia Leung "		Director
"David Hall "		Director

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Operations and Comprehensive (Loss) Income
For the three months and six months ended June 30
(Expressed in Canadian Dollars)
	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
		(Adjusted-note 3(a))		(Adjusted-note 3(a))

REVENUE	$ 15,213,022	$ 10,467,796	$ 22,626,659	$ 18,676,910

COST OF SALES	12,193,191	6,849,461	18,383,479	11,861,084

GROSS PROFIT	3,019,831	3,618,335	4,243,180	6,815,826

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	14,741,371	3,699,858	20,452,305	6,621,770

(LOSS) PROFIT BEFORE THE UNDERNOTED	(11,721,540)	(81,523)	(16,209,125)	194,056

OTHER INCOME (EXPENSES)
Interest expense	(1,540,425)	(959,707)	(3,082,507)	(2,010,857)
Interest income	90,290	24,268	138,034	45,766
Other income	--	42,015	--	42,015
Foreign exchange (loss) gain	(191,986)	334,780	(392,076)	82,350
	(1,642,121)	(558,644)	(3,336,549)	(1,840,726)

LOSS BEFORE INCOME TAXES	(13,363,661)	(640,167)	(19,545,674)	(1,646,670)

INCOME TAX (EXPENSE) RECOVERY	(1,093,376)	356,766	(912,486)	(44,144)

NET LOSS	(14,457,037)	(283,401)	(20,458,160)	(1,690,814)

Net loss attributable to non-controlling interest	(1,943,085)	(5,741)	(2,192,389)	(16,815)

NET LOSS ATTRIBUTABLE TO THE COMPANY	(12,513,952)	(277,660)	(18,265,771)	(1,673,999)

NET LOSS PER SHARE
Basic & Diluted	(0.38)	(0.01)	(0.59)	(0.06)

NET LOSS ATTRIBUTABLE TO THE COMPANY	(12,513,952)	(277,660)	(18,265,771)	(1,673,999)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign Currency Translation Adjustment	589,262	5,263,510	(1,848,834)	2,376,516

COMPREHENSIVE (LOSS) INCOME	(11,924,690)	4,985,850	(20,114,605)	702,517

Weighted Average Number of Shares Outstanding
Basic	32,835,829	26,184,910	31,170,788	25,805,579
Diluted	32,835,829	26,184,910	31,170,788	25,805,579

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
		Three months ended June 30		Six months ended June 30
		2011	2010	2011	2010
			(Adjusted-note 3(a))		(Adjusted-note 3(a))
	Note
Cash provided by (used in)

Operating activities
Net loss		$ (14,457,037)	$ (283,401)	$ (20,458,160)	$ (1,690,814)
Items not affecting cash:		--	--
Stock-based compensation		779,025	756,468	1,622,120	1,473,219
Amortization of property, plant and equipment and intangible assets		2,337,642	2,138,271	4,427,718	4,641,906
Provisions on loans and receivables		--	(27,100)	--	(18,100)
Unrealized foreign exchange loss (gain)		323,363	(480,066)	618,908	(245,042)
Deferred income tax expense (recovery)		1,088,071	(523,292)	897,158	(228,774)
Changes in non-cash working capital items	15	(135,460)	2,964,286	(7,163,348)	(5,148,825)
Cash flow (used by) from operating activities		(10,064,396)	4,545,166	(20,055,604)	(1,216,430)

Investing activities
Decrease in restricted cash		--	10,003	--	10,003
Purchase of property, plant and equipment		(4,009,052)	(4,551,285)	(4,824,774)	(10,456,715)
Cash flow used by investing activities		(4,009,052)	(4,541,282)	(4,824,774)	(10,446,712)

Financing activities
Issuance of short term loans		--	3,721,900	--	12,859,900
Repayment of short term loans		(8,940,000)	--	(17,928,000)	--
Issuance of common shares, net of share issuance costs		(26,299)	--	54,187,643	--
Exercise of stock options		52,234	1,319,000	52,234	1,319,000
Equity contribution by non-controlling interests		2,293,265	--	5,014,306	--
Advance(repayment of advance) from a customer		52,975	(94,955)	18,825	--
Repayment of loans to related parties		(4,535,306)	--	(6,125,436)	(305,640)
Cash flow (used by)from financing activities		(11,103,131)	4,945,945	35,219,572	13,873,260

Effect of foreign exchange rate changes on cash and cash equivalents		(87,219)	860,059	(1,170,028)	388,237

CHANGE IN CASH AND CASH EQUIVALENTS		(25,263,798)	5,809,888	9,169,166	2,598,355

CASH AND CASH EQUIVALENTS, beginning of period		58,250,179	12,806,670	23,817,215	16,018,203

CASH AND CASH EQUIVALENTS, end of period		32,986,381	18,616,558	$ 32,986,381	$ 18,616,558

See Accompanying Notes to the Consolidated Financial Statements
Supplemental Cash Flow Information (Note 16)

Revenue

Revenue for the three months ended June 30, 2011 which was derived from stevia sales and the sale of consumer beverage products was $15.2 million, an increase of 45% compared to $10.5 million in revenue for the same period last year.

Revenue for the six months ended June 30, 2011 was $22.6 million compared to $18.7 million for the same period in 2010. The total revenue was composed of $16.2 million for stevia sales and $6.4 million for consumer products sales.

For the three months ended June 30, 2011, the total sales of $15.2 million are composed of stevia sales of $10.4 million and consumer product sales of $4.8 million.   Approximately 22% of sales for the three month period are derived from sales denominated in US dollars and 78% are derived from sales denominated in RMB. As at June 30, 2011, 100% of the Company's sales are in foreign currencies and translated into Canadian dollars for financial reporting purposes.

Stevia Business

Stevia sales of $10.4 million, for the three months ended June 30, 2011 are net of intersegment sales to AN0C of $0.6 million (YTD 2011 $1.2 million). Stevia sales for the second quarter 2011 were down by 0.9% compared to the prior period. This 0.9% decrease in sales comparing the second quarter in 2011 to the second quarter in 2010 was driven by overall positive growth in volumes that were offset by several factors in the second quarter of 2011 including negative impacts of foreign currencies and lower prices for RA 80 product compared with the prior period.

High purity Stevia revenues for the second quarter 2011 were $10.4 million with $7.1 million coming from sales made in China to our Chinese partner and $3.3 million from sales outside of China. China stevia sales were for material required by our partner for the China Sugar Reserve project and included both high purity STV and high purity RA stevia extracts. Overall there was an approximately 37% increase in RA 80 equivalent volume compared with the second quarter 2010.

The factors that offset the positive product volume growth in the second quarter of 2011 compared to the prior year include the 10% appreciation of the Canadian dollar against the US Dollar which impacted US dollar based sales and a 25% lower selling price of RA 80 products in June 2011 compared with June 2010.

These factors combined to a 0.9% reduction in revenues in the second quarter 2011 compared to the prior period.

AN0C Consumer Products Business

The Company's consumer products business, AN0C had sales of $4.8 million in the second quarter of 2011. This represents a 213% increase over the sales in the first quarter.   The average revenue per bottle was lower by 9.9% for the second quarter compared to the first quarter as it reflects the significant promotional campaign that was undertaken to support the ready to drink product launch. The objectives of the promotional campaigns were to encourage consumers to try the AN0C beverages through lower retail pricing and to reward our distributors through volume purchases. AN0C's pricing policy is to maintain a 10% to 15% premium over the leading national RTD tea brands. With the success of the RTD tea launches and the onset of the busy summer peak season, AN0C expects retail pricing to realign with its pricing policy.

After approximately three months of sales through our 400 Tier I distributors, data shows 75% of our distributors have initiated repeat orders (second or more) and 25% of our distributors are still on their first order. Of the 75% of distributors who are repeat ordering, 60% have placed their second order, 20% are on their third order, 13% are on their fourth order and 7% are on their fifth order. AN0C Management sees this as clear support of the success of the AN0C ready-to-drink (RTD) tea in China and that the zero calorie naturally sweetened product concept is one that we plan to capitalize on over the next few months across a number of major beverage categories.

Product volume sales to June 30th – In the approximately three months of sales activity (end of March through June 30th) AN0C sold approximately 27 million bottles of its RTD teas.   Our largest volume sold was in the month of June with 12.6 million bottles.   June proved to be a landmark month demonstrating AN0C's growing success being the first month since our March launch with all of the following sales enablers in place:

a) OEM manufacture capacity in place to handle volume

b) Distribution outlets increased from 20,000 to 65,000 by this time.

c) Sales support was in place (51 Branch Sales Offices & over 1,250 sales and marketing professional in place supporting sales with our Distributors)

d) Increased advertising levels

With all the necessary components in place, AN0C sold 12.6 million bottles of its RTD teas, worth approximately $40 million in product sales on an annualized basis. This sales milestone has given AN0C management the data and confidence that their all natural sweetened zero calorie products are being well received in the Chinese marketplace. Based on 2010 average monthly sales data (Euromonitor, 2010) for China's top competitors within the RTD tea category, AN0C's June sales would place it within the top 12 national competitors in this category. This is a significant achievement within a three month period of product launch and demonstrates our confidence in rolling out additional zero calorie products in the marketplace.

Although to Management's knowledge, AN0C's performance is the fastest growth achieved by a new entrant in China's RTD beverage market, we were unable to achieve our original expectation of bottles sold by June 30th. A series of factors contributed to a delay in the number of bottles sold, none of which change Management's expectations for the AN0C business for 2011 and beyond. The three major factors that impacted our sales through June 30th were as follows:

  Insufficient product supply from our OEM bottler – This issue was present earlier in the second quarter and has since been resolved.
  Competition in RTD Tea marketplace – Competition reacted to the success of AN0C's products causing some issues with our distributors as well as more aggressive advertising.   AN0C has a differentiated product and consumers are buying it, so without a comparable offering the competition has yet to react with a nationally available zero calorie all naturally sweetened product.
  Weather – The summer has been more moderate in China compared to last year, and industry wide sales of RTD teas and other beverages that usually sell well during the hot weather were impacted.

AN0C is in the process of re-introducing its RTD teas in a new custom branded bottle. This will better differentiate AN0C's product from other competitors' products and is expected to lead to higher levels of sales than we have achieved to date. At the same time, due to the overwhelming preference of zero calorie RTD AN0C products over its low calorie products, AN0C management has made the decision to keep only the zero calorie SKU's.

Cost of Sales

Cost of sales for the three months ended June 30, 2011 was $12.2 million compared to $6.8 million in cost of sales for the same period last year.   Cost of sales as a percentage of revenues was 80% compared to 65% in the prior period, an increase of 15%. The prior period does not have any consumer product business reflected as that business only commenced in 2011.

Cost of sales for the six months ended June 30, 2011 was $18.4 million compared to $11.9 million for the same period in 2010. This was composed of $12.9 million for the stevia business and $5.5 million for the consumer products business.

Stevia Business

For the three months ended June 30, 2011 the cost of sales related to the stevia business was $7.9 million compared to $6.8 million in cost of sales for the same period last year ($ 1.1 million increase or 16%). The 16% increase is driven by the higher volume of extract sold, which was up 37% year over year and offset by production cost reductions for RA 80 and higher purity extracts sold in the period. Improvements to production costs at GLG Runhao facility accounted for the majority of the cost reduction improvements in the quarter.  Runhao reduced finished goods costs in the range of 10% to 13% on all of its finished products from the fourth quarter of 2010 through the second quarter of 2011.

Cost of sales for stevia as a percentage of revenues was 76% compared to 65% in the prior period, an increase of 11%.   The largest impact on the cost of sales as a percentage of revenue was the lower RA 80 price reflected in the second quarter 2011 compared to the price in place during the comparable period. RA 80 accounted for approximately 30% of the second quarter sales and the impact of the reduced RA 80 price was $1.1 million and accounts for 67% of the higher cost of sales and percentage of revenue. The other major impact was lower gross margin contribution from the company's seeds sales in 2011 compared to the prior period.

AN0C Consumer Products Business

For the three months ended June 30, 2011, cost of sales related to the consumer products business was $4.3 million and includes costs associated with bottling the beverage products, supplies and ingredients used to manufacture the beverages, and shipping the products to the different distribution channels.   Product costs represented 87% of the cost of sales for the quarter and were down 2% from the first quarter as our volumes increased. 80% of the product costs are related to bottling and packaging costs and 20% are related to the ingredient costs. AN0C Management has a program of continuous improvement on its product costs and its formulation refinements have enabled it to also achieve a 5% reduction on its ingredients costs for its RTD tea products.   OEM charges represented 14.5% of the product costs for the quarter.  Starting with our June production run, AN0C has negotiated a 5% reduction in OEM costs.  June OEM costs saw a 1.8% reduction in June compared with May. Shipping costs for the quarter represented 13% of cost of sales, which are up marginally from the first quarter. Since shipping costs are a function of both distance (increase in costs) and volume (decrease costs) we saw a slight increase as we shipped our product over greater distances in the second quarter which outweighed cost reductions from shipping a higher volume of product. AN0C Management expects that they will be able to further reduce these costs as it shifts OEM production to locations that are closer to its distributors. GLG joint venture partner, China Agriculture and Healthy Foods Company Limited ("CAHFC") also has lower ingredient costs by utilizing GLG stevia extracts relative to the use of sugar. On a sweetness equivalency, CAHFC has lowered its sweeteners cost by 40% to 50% by using GLG's BlendSure™ stevia extract in the production of AN0C's food and beverage products, as compared to sugar. Higher sugar costs have been often cited by the China beverage industry previously as a cost input that was impacting their margins.

Gross Profit

Gross profit for the three months ended June 30, 2011 was $3.0 million, a decrease of 17% over $3.6 million in gross profit for the comparable period in 2010. The gross profit margin for the three months period ended June 30, 2011 for the Company as a whole was 20% compared to 35% for the three months ended June 30, 2010. On a disaggregated basis stevia products had a gross margin of 24% and the consumer products had a gross margin of 12%.

Gross profit for the six months ended June 30, 2011 was $4.2 million compared to $6.8 million for the comparable period in 2011. The gross profit margin decreased to 19% for the six months ended June 30, 2011 from 36% for the comparable period in 2010. On a disaggregated basis, stevia products had a gross margin of 21% and the consumer products had a gross margin of 14%.

Stevia Business

The decrease in gross profit for the stevia business for the second quarter of 2011 compared to the second quarter of 2010 can be attributed to the factors detailed in the cost of sales and revenues section (lower price for RA 80 in Q2 2011 compared with Q2 2010 and foreign exchange impacts). Gross profit for the second quarter 2011 was 24% which was a 1000 basis points improvement over the first quarter 2011 of 14% and it also is a 500 basis points improvement to the stevia gross profit in the fourth quarter of 2010 which was 19% and reflects the cost improvements being made at our Runhao finished goods facility in Qingdao.

AN0C Consumer Products Business

For the AN0C consumer products business the gross profit margin was $0.6 million or 12% of revenues for the second quarter of 2011 compared with 20% for the first quarter. The gross profit margin before shipping costs for AN0C's beverage sales in the second quarter was 23% which was lower than the first quarter by approximately 7 percentage points and reflects the lower revenue per bottle achieved for the quarter due to the major promotional activity that was undertaken to support the product launch activities.   AN0C Management believes that with the expanded promotional activities undertaken in the second quarter, they have been successful in increasing the brand awareness necessary for a new company and new brand. Management expects to reduce the need for the same level of promotions in subsequent periods now that the product launch period has been completed. AN0C Management is targeting a 10% to 15% premium over comparable national brands, which would return gross margin to the 20% range after shipping before any costs reductions that are also planned.

Selling, General and Administration Expenses

Selling, General and administration ("SG&A") expenses include sales, marketing, general, and administration costs ("G&A"), stock -based compensation, and depreciation and amortization expenses on G&A fixed assets. A breakdown of SG&A expenses into these components is presented below:

In thousands Canadian $	3 Months Ended Jun 30		% Change	6 Months Ended Jun 30		% Change
	2011	2010		2011	2010
G&A Stevia	$2,869	$2,638	9%	$5,480	$4,564	20%
Stock Based Comp	$779	$756	3%	$1,622	$1,473	10%
G&A Amortization	$851	$306	178%	$1,614	$585	176%
G&A AN0C	$10,242	$0		$11,736	$0
Total G&A Expenses	$14,741	$3,700	298%	$20,452	$6,622	209%
% of Revenue	97%	35%	62%	90%	35%	55%

G&A for the stevia business for the three months ended June 30, 2011 was $2.9 million compared to $2.6 million in the same period in 2010. The increase of $0.3 million was due to one of the plants having lower utilization, therefore some of the salaries and fixed costs that would have flowed through cost of sales and inventory, was charged to G&A.

G&A for the consumer beverage business was $10.2 million for the three month period ended June 30, 2011 compared to nil for the prior period. 75% of these costs were related to advertising and marketing expenditures to promote the AN0C brand and business during the launch phase. The balance of the AN0C G&A costs were related to salary (19%) and other operating costs (6%).

Stock-based compensation was $0.8 million for the three months ended June 30, 2011 compared with $0.8 million in the same quarter of 2010. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized, due to previously granted options, new granted and restricted shares.

G&A related depreciation and amortization expenses for the three months ended June 30, 2011 were $0.9 million which is an increase of $0.6 million over the $0.3 million at June 30, 2010. This is due to the increase in amortization of G&A related assets in China at GLG's Runhao subsidiary which didn't come into operation until late in the second quarter of 2010, as well as amortization charged to SG&A rather than inventory and cost of sales due to lower plant utilization in the second quarter of 2011.

G&A for the stevia business for the six months ended June 30, 2011 was $5.5 million compared to $4.6 million in the same period in 2010. The increase of $0.9 million was due to extended maintenance periods during Chinese New Year at all four facilities in comparison to the prior period which only had three facilities for shorter maintenance periods.

G&A for the consumer beverage business was $11.7 million for the six month period ended June 30, 2011 compared to nil for the prior period. 76% of these costs were related to advertising and marketing expenditures to promote the AN0C brand and business during the launch phase. The balance of the AN0C G&A costs were related to salary (18%) and other operating costs (6%).

Stock-based compensation was $1.6 million for the six months ended June 30, 2011 compared with $1.5 million in the same period in 2010. The slight increase is due to the grant of restricted shares and stock options in the second quarter of 2011. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the period, compensation from vesting stock based compensation awards was recognized, due to previously granted options, new granted and restricted shares.

G&A related depreciation and amortization expenses for the six months ended June 30, 2011 were $1.6 million which is an increase of $1.0 million over the $0.6 million at June 30, 2010. This is due to a) the increase in amortization of G&A related assets in China at GLG's Runhao subsidiary which came into operation during the second quarter of 2010 and b) during the maintenance period in the first quarter of 2011 some of the amortization charges were allocated to SG&A rather than to inventory and cost of sales.

Other Expenses

In thousands Canadian $	3 Months Ended Jun 30		% Change	6 Months Ended Jun 30		% Change
	2011	2010		2011	2010
Other Income (Expenses)	($1,642)	($559)	194%	($3,337)	($1,841)	81%
% of Revenue	(11%)	(5%)	(5%)	(15%)	(10%)	(5%)

Other expenses for the three months ended June 30, 2011 was $1.6 million, a $1.0 million increase as compared to $0.6 million for the same period in 2010. Other expenses are mainly driven by interest expense that is incurred on the Company's short term loans held in China and foreign exchange rate fluctuations. Interest expense increased by $0.5 million in the three months ended June 30, 2011 compared to June 30, 2010 due to the increase in the short term loan balance in China, combined with an increase in the average interest rate paid on the loans. Foreign exchange loss for the three months ended June 30, 2011 increased by $0.5 million to $0.2 million loss in Q2 2011 from $0.3 million gain for the same period in 2010.

Other expenses for the six months ended June 30, 2011 was $3.3 million, a $1.5 million increase as compared to $1.8 million for the same period in 2010. Other expenses are mainly driven by interest expense that is incurred on the Company's short term loans held in China as well as foreign exchange gain/loss. Interest expense increased by $1.1 million in the six months ended June 30, 2011 compared to June 30, 2011 due to the increase in the short term loan balance in China, combined with an increase in the average interest rate paid on the loans. Foreign exchange loss increased by $0.5 million to $0.4 million compared to a foreign exchange gain of $0.1 million in 2010. This was partially offset by an increase of $0.1 million in interest income.

Income Tax Recovery (Expenses)

In thousands Canadian $	3 Months Ended Jun 30		% Change	6 Months Ended Jun 30		% Change
	2011	2010		2011	2010
Income tax recovery (expense)	($1,093)	$357	(406%)	($912)	($44)	1967%
Income tax expense as a percent of revenue	(7.2%)	3%	(11%)	(4%)	(.2%)	(4%)

During the three months ended June 30, 2011 the Company recorded income tax expense of $1.1 million, a change of $1.5 million compared to the income tax recovery of $0.4 million in the comparable period in 2010.

During the six months ended June 30, 2011 the Company recorded an income tax expense of $0.9 million compared to income tax expense of $0.04 million in 2010.

The income tax expense for the three and six months ended June 30, 2011 was driven by changes in valuation allowances.

Net Income

In thousands Canadian $	3 Months Ended Jun 30		% Change	6 Months Ended Jun 30		% Change
	2011	2010		2011	2010
Net Loss	($12,514)	($278)	4401%	($18,266)	($1,674)	991%
percent of revenue	(82%)	(3%)	(79%)	(81%)	(9%)	(72%)

For the three months ended June 30, 2011, the Company had a net loss attributable to the Company of $12.5 million, an increase of $12.2 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $0.6 million, (2) an increase in G&A expenses of $11.0 million driven by the marketing and advertising costs for the start-up of its AN0C joint venture, (3) an increase in interest expense and other income/expenses of $1.1 million, and (4) an increase of $1.5 in income tax expense. These items were offset by the increase in loss attributable to non-controlling interests of $2.0 million.

For the six months ended June 30, 2011, the Company had a net loss attributable to the Company of $18.3 million, an increase of $16.6 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $2.6 million, (2) an increase in G&A expenses of $13.8 million mainly associated with marketing and advertising costs for the start-up of its AN0C joint venture, (3) an increase in interest expense and other income/expenses of $1.5 million and (4) an increase in income tax expense of $0.9 million. These items were slightly offset by the increase in loss attributable to non-controlling interests of $2.2 million.

Non-GAAP Financial Information

Consolidated EBITDA

EBITDA for the quarter ended June 30, 2011 was negative $6.7 million, compared to $2.9 million for the same period in 2010. EBITDA for the six months ended June 30, 2011 was negative $8.0 million compared to $6.4 million for the six months ended June 30, 2010. The main drivers for the decrease in EBITDA are a) increased SG&A expenses attributable to the start-up of at the Company's AN0C subsidiary and b) lower gross profit (compared to the same period in 2010) for stevia sales due to lower prices on RA80 products in place in the second quarter of 2011 compared to the prior period.

In thousands Canadian $	3 Months Ended Jun 30		6 Months Ended Jun 30
	2011	2010	2011	2010
Income (Loss) Before Income Taxes and Non-Controlling Interests	($13,363)	($640)	($19,545)	($1,647)
Add:
Net Interest Expense	$1,450	$935	$2,944	$1,965
Depreciation and Amortization	$2,338	$2,138	$4,428	$4,642
Foreign Exchange Loss (Gain)	$191	($334)	$392	($82)
Non-Controlling Interests	$1,943	$7	$2,192	$17
Non-Cash Share Compensation	$779	$756	$1,622	$1,473
EBITDA	($6,662)	$2,861	($7,967)	$6,368
EBITDA as a % of revenue	(44%)	27%	(35%)	34%

EBITDA by Segment

Stevia business EBITDA for the three months ended June 30, 2011 was $1.1 million or 11% as percentage of revenues compared to $2.9 million and 27% as percentage of revenues.   This decrease is driven by lower RA 80 prices during the second quarter of 2011 compared to the second quarter of 2010, and higher G&A costs in the second quarter of 2011 compared to the comparable period in the prior year. EBITDA as percentage of revenues has increased from (6%) to 11% comparing the second quarter of 2011 to the first quarter of 2011. This increase is due to the achievement of a higher level of stevia sales in the second quarter of 2011 compared to the first quarter of 2011 and improvements in production costs at the Runhao facility for the Company's finished goods. EBITDA for the stevia business for the six months ended June 30, 2011 was lower at $0.8 million as the second quarter's efficiency improvements were partially offset by the costs related to the first quarter's plant maintenance shut-down periods. EBITDA for the AN0C consumer products was negative $7.8 million for the three months ended June 30, 2011 and negative $8.7 million for the 6 months ended June 30, 2011. EBITDA performance is a reflection of the initial start-up phase of AN0C's advertising and promotion program to build its brand in the China market as well as encourage the initial purchase of its products by consumers.

In thousands Canadian $	3 Months ended June 30, 2011		6 months ended June 30, 2011
	Stevia Business	AN0C Consumer Products Business	Stevia Business	AN0C Consumer Products Business
Income (Loss) Before Income Taxes and Non-Controlling Interests	($3,631)	($9,733)	($8,586)	($10,960)
Add:
Net Interest Expense	$1,450	$0	$2,941	$3
Depreciation and Amortization	$2,336	$2	$4,426	$2
Foreign Exchange Loss (Gain)	$179	$12	$337	$55
Non-Controlling Interests	($0)	$1,943	$4	$2,188
Non-Cash Share Compensation	$779	$0	$1,622	$0
	$1,113	($7,775)	$745	($8,712)
EBITDA as a % of revenue	11%	(161%)	3%	(47%)

Capital Expenditures

GLG's capital expenditures of $2.3 million for the second quarter of 2011 reflected a decrease of 50% in comparison to $4.6 million in the second quarter of 2011. Expenditures for the first six months were $2.6 million compared to $10.5 million in 2010, a decrease of 75%. In 2011, the main asset additions were for stevia distillation equipment, the waste water treatment plant, production storage, and security equipment.

In thousands Canadian $	3 Months Ended June 30		% Change	6 Months ended June 30		% Change
	2011	2010		2011	2010
Capital Expenditures	$2,259	$4,551	(50%)	$2,597	$10,457	(75%)

Financial Resources

Cash and cash equivalents increased by $9.2 million during the six months ended June 30, 2011. Working capital increased to $44.5 million from the year-end 2010 position of $7.0 million.  The working capital increase can be attributed to a net increase of cash due to the issuance of common shares from the Company's short form prospectus and collection of accounts receivable, as well as an increase in inventory and prepaid expenses. See balance sheet discussion below for movement in specific accounts. The decrease of short term loans was $17.9 million due to the repayment without renewal of $120,000,000 RMB of loans in the first six months of 2011. Additionally, the Company renewed $31.3 million CAD ($210,000,000 RMB) of loans in the six months ended June 30, 2011.

Balance Sheet

In comparison to December 31, 2010, total assets increased by $19.1 million as at June 30, 2011, which was split by an increase in current assets of $23.2 million and a decrease of capital assets of $4.1 million. The increase in the current assets was mainly driven by the following:

1. Increase of $23.5 million in inventory. This was due to the purchase of approximately $20 million worth of raw material inventory to meet sales with its local China Partner for the China Sugar Reserve Opportunity and other customer requirements. This lead to (a) the net decrease of $8.3 million ($10.3 million in Stevia raw materials and $2.0 million for AN0C) in raw materials inventories as raw material on hand as well as the material that was purchased in the quarter was processed into work in progress and finished goods. This was offset by (b) the increase in work in progress inventories of $26.0 million to meet future 2011 customer orders; and (c) the $5.8 million increase in finished product inventories (which includes an increase of $0.3 million related to AN0C).

2. Increase in cash and cash equivalents of $9.2 million, which can be attributed to the proceeds from the February 2011 equity financing and collection of accounts receivable.

3. Increase in prepaid expenses of $7.6 million, which was driven by prepayments for AN0C production to contracted OEM bottlers.

These were partially offset by

4. Decrease of $15.8 million accounts receivable due to the collection of cash in the first six months of 2011, which related to sales in the fourth quarter of 2010 as well as well as new sales in 2011.

5. Decrease in taxes recoverable of $1.3 million.

The decrease in the fixed and other long term assets of $4.1 million was due primarily to amortization and the depreciation of the Canadian dollar against the RMB. This was partially offset by some additions to property, plant and equipment.

Current liabilities decreased by $14.3 million as at June 30, 2011 in comparison to December 31, 2010, driven by a net decrease in short term loans of approximately $19.0 million and a decrease in interest payable of $0.3 million. This was partially offset by the increase of accounts payable of $5.0 million.

Long term liabilities decreased by $6.2 million due to the reduction of the related party loan which was repaid with the cash collected from the accounts receivable, as well as the decrease in the deferred income tax liability.

Shareholders' equity increased by $39.6 million due to a) the issuance of common shares for the equity financing and stock based compensation of $55.3 million b) the decrease in accumulated other comprehensive income of $1.8 million, c) an increase in deficit of $18.3 million, and d) an increase in non-controlling interests of $4.4 million.

China Lines of Credit and Short Term Loans

As at June 30, 2011, the Company had the following short term loans balances in China to finance its expansion and operations:

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender

$ 14,920,028	100,000,000	July 27, 2011	6.34%	Bank of Communication
2,536,404	17,000,000	July 29, 2011	6.31%	Agricultural Bank of China
2,984,006	20,000,000	August 5, 2011	6.94%	CITIC Bank
14,920,028	100,000,000	August 25, 2011	6.34%	Bank of Communication
2,984,006	20,000,000	August 30, 2011	6.31%	Agricultural Bank of China
2,984,006	20,000,000	September 14, 2011	6.94%	CITIC Bank
1,492,003	10,000,000	September 28, 2011	6.31%	Agricultural Bank of China
1,492,003	10,000,000	October 18, 2011	6.31%	Agricultural Bank of China
447,601	3,000,000	October 27, 2011	6.44%	Agricultural Bank of China
4,476,009	30,000,000	October 28, 2011	6.44%	Agricultural Bank of China
2,984,006	20,000,000	December 17, 2011	6.06%	Construction Bank of China
4,476,009	30,000,000	December 23, 2011	6.06%	Construction Bank of China
8,952,017	60,000,000	June 9, 2012	6.81%	Agricultural Bank of China
2,984,006	20,000,000	June 16, 2012	6.81%	Agricultural Bank of China
11,936,023	80,000,000	June 20, 2012	6.81%	Agricultural Bank of China

$ 80,568,155	540,000,000

During the period ended June 30, 2011 the Company repaid loans totaling $17,928,000 CAD (120,000,000 RMB). The loans were held by the Bank of Construction in China and the CITIC Bank and had interest rates ranging from 5.31%-6.67% per annum. The short term loan and bank loans do not have any attached covenants.

On July 29, 2011 the Company renewed a short term loan of $2,519,400 ($17,000,000 RMB) from the Agricultural bank of China. This loan bears a floating interest rate of the 7.08% as announced by the People's Bank of China.

During the second quarter and subsequent to the quarter, the Company decided to consolidate and restructure its outstanding short term debt and has repaid a portion of the short term loans outstanding (see below) in order to reduce its interest costs. The Company plans to utilize a portion of the RMB 1 billion credit facility which was a commitment included in the key agreement signed with the Fengyang County Government and the Chuzhou City Government in June 2011 as required. The credit line is expected to have interest rates discounted to market rates, as well as longer term maturities which are expected to reduce the company's interest expense on comparable short term loans that it had recently paid down. GLG is currently completing the application process, and expects that the first half of the funds will be available for drawdown before the end of September 2011.

On July 27, 2011 the Company repaid a loan totaling $14,700,000 CAD ($100,000,000 RMB). The loan was held by the Bank of Communication in China at an interest rate of 6.34% per annum. On August 5, 2011, the Company repaid a second short term loan totaling $3,056,000 CAD ($20,000,000 RMB). The loan was held by the CITIC Bank in China at an interest rate of 6.94% per annum.

The assets of the Company's subsidiaries have been pledged as collateral for the short term bank loans. Land of two subsidiaries has also been used as collateral for the above facilities.

Liquidity and Capital Resources

In thousands Canadian $	30-Jun-11	31-Dec-10

Cash and Cash Equivalents	$32,986	$23,817
Working Capital	$44,485	$6,999
Total Assets	$300,492	$281,407
Total Liabilities	$108,902	$129,399
Loan Payable (<1 year)	$81,088	$100,131
Loan Payable (>1 year)	$0	$0
Total Equity	$187,222	$152,004

Capital Structure

Outstanding Share Data as at August 15, 2011

Shares
Common Shares Issued	33,126,584
Reserved For Issuance
Warrants	2,645,000
Stock Options	506,955
Reserved For Issuance - Other	62,500
Total Reserved For Issuance	3,214,455
Fully Diluted Shares	36,341,039

Subsequent to June 30, 2011, 10,250 stock options were forfeited.

Market and Key Markets Outlook

China

China's Economy Performance to Date and Outlook

In the first half of 2011, volatile international environment coupled with domestic economic challenges pushed the Central Party Committee and the State Council to tighten fiscal and monetary policies in order to slow down the growth of the China's economy to a more sustainable level.   Since October 2010, the People's Bank of China has raised interest rates five times and banks' required reserve ratio nine times to rein in inflation. With inflation still at a high level, the People's Bank of China may continue to raise interest rates or hike the banks' required reserve ratios in the second half of 2011.

According to preliminary estimates by the National Bureau of Statistics of China, China's gross domestic product (GDP) grew 9.6% year-on-year. The growth in the first quarter was 9.7%, and 9.5% in the second quarter. The gross domestic product of the second quarter of 2011 went up by 2.2% over the first quarter of 2011.

Urban and rural residents' income increased steadily with a higher growth for rural residents. In the first half of this year, the per capita total income of urban households was 12,076 yuan, with per capita disposable income of 11,041 yuan, a year-on-year growth of 13.2%, or a real growth of 7.6% after adjusting for inflation. The per capita cash income of rural population was 3,706 yuan, up by 20.4% year-on-year, or 13.7% growth in real terms. The rural wage income growth was 20.1%. GLG and AN0C has worked closely with the Chuzhou City Government and the Fengyang County Government to develop the AN0C business, which has become a role model for how a rural agriculturally based economy can build a value added industry around an agriculture crop, like stevia.

Agricultural production grew steadily, with a good harvest from summer grain production. The total output of summer grain increased 2.5% year-on-year. In the first half of this year, the total output of pork, beef, mutton and poultry showed a slight year-on-year growth of 0.2%. Industrial production realized a steady growth with further improved economic efficiency. In the first half of this year, the total value added of the industrial enterprises above increased by 14.3% year-on-year. Share-holding enterprises grew by 16.1%, outperforming the value added growth of the state-owned and state holding enterprises (+10.7%) and collective enterprises (+ 9.6%). The growth in eastern, central and western regions was up by 12.4%, 17.8% and 17.3% respectively.

Sales in domestic markets enjoyed a steady growth. In the first half of this year, the total retail sales of consumer goods reached 8.6 trillion yuan, a year-on-year rise of 16.8%., with the retail sales in urban areas reaching 7.4 trillion yuan, up by 16.9%, and the retail sales in rural areas achieving 1.1 trillion yuan, up by 16.2%.   According to a recent report published by Chinese Academy of Social Sciences (CASS) in early August, urban middle class reached over 230 million people, or 37% of the urban population in 2009. CASS forecasts that the middle class could make up over 50% of the urban population by 2023. History has shown that as income grows, quality and convenience will become the dominant theme in the food and beverage markets. As consumers will try to maintain a balanced and healthy lifestyle, AN0C products will be at the leading edge of this trend.

According to the 12th Five-Year Plan, the performance of government officials would be evaluated by a comprehensive criterion which gives higher weight to improving people's living standards, instead of blindly chasing GDP growth. About 170 million people have moved to Chinese cities from the country's rural areas over the last 10 years, according to figures released by CASS in 2010. Over the next 20 years, another 360 million people are expected to move from the countryside to cities in China. China's State Information Center reported at the end of June that it expects China's GDP to grow by 9.3% in 2011. CPI is forecasted to increase 4.9% this year, with foodstuff seeing the highest increases surging double-digits percent points. This can be seen in the food and beverage industry's input costs, for example, sugar prices in China increasing 33% in the second quarter 2011 compared with the second quarter last year. AN0C can leverage the fact that it uses stevia as an all-natural zero-calorie sweetener instead of sugar. With June's inflation rate at a three-year high of 6.4%, and July expected to see CPI continue to increase, China's economic priority seems to be the stabilization of overall price level balanced with steady economic development.

The Company believes that China presents the largest market opportunity for its high-grade stevia products and future growth. There are two opportunities that the Company sees and is currently developing.

(1) Zero or reduced calorie consumer products - The Company announced the AN0CTM joint venture in December 2010 and has launched the first six AN0CTM beverage products in late March 2011.  AN0C is expected to contribute material new revenues in 2011 (see AN0C revenue outlook section for details). China's per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 20171 and with its expected growth will come increased consumption in the food and beverage sector in China. Since China opened its door to the world in 1978, the China food industry has kept a 13.1% average annual growth rate from 1980 to 2001. In 2001, the total China food industry revenue reached RMB 900 billion (equivalent to about US$ 130 billion). More recently, from 2002 to 2009, the food industry in China kept a 23% average annual growth rate and in 2009, the total revenue reached RMB 4.7 trillion (equivalent to US$ 693 billion). The Company believes that China's food industry will continue its fast growth for the next 10-20 years, as the Chinese middle class population and wealth continues to increase.

(2) Industrial sales of stevia extract for use by the food and beverage Industry - China's continued growth in GDP and expansion of its middle class has resulted in strong growth in China's food and beverage Industry. This, in turn, has resulted in strong growth in domestic sugar demand. Domestic production of sugar in China has not been sufficient to meet the growing demand for sugar in China, which has resulted in a shortfall of sugar supply. In 2009, China imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion and in 2010 the shortfall was 3 million metric tons of sugar. This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases. China has also seen a large increase in health related problems including growth in diabetes and obesity rates.

2011 China Sugar Market Update – On August 5th, 2011 the China Sugar Reserve auctioned 200,000 metric tonnes of sugar from state reserves that fetched a new record average price of about CNY7,731 (US$1,202) per metric tonne, according to Dow Jones. The highest price at the auction, which is open to food companies, was CNY7,860/tonne while the lowest was CNY7,610/tonne. So far, the government has sold 1.5 million tonnes from reserves this year, Dow Jones Newswires calculations showed. Sugar prices are scaling new highs in China due to a decline in domestic output and strong demand in the busy consumption season.   More crude sugar is expected to arrive at ports, which will be refined to replenish state reserves.   China will likely sell more from reserves in the next two months to ensure market supply and stabilize prices.   The China Sugar Association said earlier that China will face a supply deficit of around 2 million tonnes this year.

As a result, GLG has been in discussions with FXY, its China partner, and the Chinese central government on a plan to address: (a) the domestic sugar shortage, (b) health concerns over too much sugar in the diet and; (c) the creation of more wealth for China's farmers through stevia production. The plan is to provide to the China Sugar Reserve ("CSR") a blend of sugar and stevia to reduce calories by 67% relative to traditional natural sugar-based sweeteners for use in food and beverage products in China. We believe that the blended sugar/stevia approach to sweeteners in China offers the following advantages:

  stevia is more agriculturally efficient compared with sugar as it requires approximately 1/12th the land to grow;
  stevia provides higher income to farmers than other crops (approximately two to three times).
  we believe that a sugar/stevia blend ("Low Calorie Sugar") is a healthier sweetener, with one-third the calories of sugar while providing a similar taste and mouth feel of sugar. We believe that the use of Low Calorie Sugar will help to address the growing concerns over obesity and diabetes rates in China; and
  Low Calorie Sugar requires sixty-seven percent less sugar to produce, so the blend helps to address the growing sugar shortage issue.

[1] Freedonia Beverage Containers in China Report, May 1, 2009.

China Beverage Industry Outlook2

According to a Euromonitor report in February, China's soft drinks market has an expected CAGR of 9.5% for the period of 2010-2015, with 2011 volume growth expected at almost 11% year-over-year. However, research analysts have reported that volume and sales growth in the Chinese beverage industry in 2Q 2011 may be lower than expected due to the more moderate temperatures and later summer compared to 2010. Consumers' increasing concerns regarding health, and manufacturers' efforts in terms of product segmentation will result in certain beverage categories having higher growth rates. For example, RTD tea, which is regarded as the healthiest soft drink type (even healthier than fruit or vegetable juice because of the low sugar content), is expected to see the strongest growth at almost 20% compared with 2010. The soft drinks market is seeing intense competition among both domestic companies and multinational beverage corporations. However, rather than competing on price and through discounting, manufacturers are expected to compete through new product launches and creative marketing methods in order to maintain profit margins. New product launches keep brands fresh, draw consumer attention, and help manufacturers increase awareness and stimulate sales growth. Brand image is also becoming an increasingly important factor, as consumers become more sophisticated and disposable incomes rise. Manufacturers are expected to continue to invest in raising the profile of their brands.

A research report published by BNP at the end of July that commented on Tingyi Holdings (owns Master Kong brand) highlighted that the weather in China in 2Q 2011 was more moderate and did not have an early summer. RTD tea is one of the categories that is affected by seasonality, with its peak selling season falling in the summer and early fall of each year. Another research report, published by Citi, also commented that the unfavourable weather may impact the sales growth of Tingyi Holdings and Uni-President China in the second quarter of 2011.

Healthier beverages and food is the one trend that is common throughout China, from consumers in East China who typically have higher incomes and more exposure to foreign markets, to consumers in Southwest China who have a longstanding habit of tea drinking, to consumers in Northeast China, where in large cities such as Beijing consumers are increasingly buying in convenience stores and are prepared to pay the higher prices in these outlets. According to Euromonitor, sales growth of traditional carbonates has slowed because of its unhealthy image. Manufacturers have emphasized more on the functional or healthy features of their products, such as low sugar, low calorie content, added vitamins or being free of additives. Further market segmentation of soft drinks is expected to meet the specific demands of different consumers. For example, the concept of "natural" or sugar-free is likely to attract more attention from consumers who are looking for healthier drinks. AN0CTM is the only nationally distributed brand in China with all naturally sweetened zero-calorie products. In 2011, AN0CTM will launch a total of 32 SKUs across six traditional beverage categories and in two functional beverage categories.

Although the soft drinks market is forecasted to grow almost 11% in 2011, the rise in the CPI so far in 2011 has led to a significant increase in the costs of raw materials and labour. As a result, manufacturers' profit margins are under pressure. Due to the intense nature of competition within the industry, manufacturers have been very cautious about increasing prices. Instead, changes to packaging have been used to relieve the cost pressure. One packaging trend has been the use of less plastic (PET chip costs have increased over 34% in the second quarter of 2011 compared with the second quarter of 2010), which reduces the cost of the bottles. However, many products are "me-too" products that have similar packaging designs that make it hard for consumers to differentiate between products. AN0CTM products have a unique value preposition, being the only nationally distributed all-natural zero-calorie beverages that taste great. Another trend is the introduction of new slimmer and taller packaging, which effectively reduces the size of the bottle and indirectly raises prices. AN0CTM recently launched new custom branded bottles to better differentiate from other competitors' products, but still kept the original 500ml size.

The focus on the AN0CTM brand from an overall brand concept perspective, rather than on a product basis, means that we are able to leverage brand recognition across all our product lines. Consumers are becoming aware that AN0C stands for a line of "naturally sweetened, zero calorie" beverage products that are better for you. From the beginning, AN0C's goal was to be the number one all-natural zero calorie beverage and food brand in China, and AN0C management knew that national distribution for these products was a fundamental requirement that needed to be achieved as quickly as possible. Early on, AN0C was able to secure national distributors such as Walmart, Carrefour, Metro and Tesco to carry its products. According to Euromonitor, cooperating with large-scale retailers, such as Wal-Mart and Carrefour, to develop modern sales channels has become one of the key factors of successful distribution in China. Euromonitor reported that the sales share of different retail channels is gradually changing, as supermarkets and hypermarkets become more popular. Consumption habits are changing, with some consumers believing that products sold at supermarkets are safer and also cheaper than in other channels.

[2] Euromonitor, Soft Drinks – China Report, February 2011

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company's expected future growth, the Company's distribution arrangements in other key markets will be its main approach to sales outside of China.   The Company signed a number of these distribution agreements in 2010 for South America, Australia, New Zealand, Mexico, the US, India and the Middle East. These distribution agreements are expected to contribute to stevia revenues outside of China in 2011. The number of agreements has increased during the first half of 2011 with agreements being signed with M. Cassab for Brazil and Argentina and International Flavour and Fragrances. A new sales focus has also been established in Europe to capitalize on the additional opportunities in the EMEA region in advance of an expected positive regulatory ruling in the EU and India in 2011. The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better-for-you products.

The Company is currently in discussions with other distributors to further its 2011 business development goals, which are expected to be announced throughout the balance of 2011 for the US, China, Europe, Africa and other Asian markets.

Business Outlook Summary

  World sugar prices were close to 30 year record high prices at the start of 2011 (approximately $700 per tonne) and have remained in the range of $600 to $800 per tonne for the past six months. We believe that in the long term, sugar prices will remain high in the future driven by supply shortages and material increases in demand.
  Shortages for sugar are now occurring in some key markets such as China, resulting in higher ingredient prices that food and beverage companies will need to pay.
  Health concerns over obesity and diabetes remain high and are driving both government policy (e.g. Mexico, China) and new product introductions. We are now seeing government policy in China starting to come into place such as the Capital Municipal Health Bureau in Beijing that will be focusing on decreasing student obesity rates through a variety of new initiatives including ensuring healthier foods and drinks to be served in schools.
  New markets for stevia are expected to open up in late 2011, including the European Union and India.
  We are seeing a slower rate of product launches in North America than we originally expected.
  We are seeing a slower rate of product launches in Mexico, Central and South America than we originally expected in 2011.
  We expect that our focus on China and surrounding Asian markets will lead to higher rates of growth than in North America and the EU.

GLG has successfully demonstrated in 2010 that a stevia/sugar blend not only meets the tastes requirement for sweeteners, but also is now more cost effective than sugar. AN0CTM's products also are expected to demonstrate consumer products can be sweetened with stevia in both a zero calorie and reduced calorie variety while providing a similar taste to fully sugar sweetened products in the Chinese market in 2011.

As a result of these key trends and issues, the Company sees long term growth ahead for its products. The Company further expects the majority of its revenue growth to come from China in 2011. We expect that other markets will move slower in 2011 than we originally expected, however our success with our consumer products in China is starting to positively influence the other markets where we operate. A key new initiative that we expect will increase the speed at which food and beverage customers will launch products is the newly created AN0C Stevia Solutions Company. Through this new company, we will be providing turn-key formulations for our beverage and food products that are being launched by AN0C in China.   We are already working on opportunities in India and the Middle East and we expect to further increase activities in the other markets that we currently serve.

2011 Outlook

GLG financial guidance for 2011 includes both its stevia sweetener business as well as its new consumer products business (AN0CTM). This is a pivotal year for the Company as it launches its consumer products joint venture AN0CTM.

The Company's guidance for 2011 prepared in accordance with US GAAP is as follows:

$Canadian Millions	Lower End	Upper End
Revenue	$130	$170
Earnings Before Interest Tax & Depreciation (EBITDA)[1]	$9	$18
Capital Expenditures (CAPEX)	$5	$10

A breakdown of 2011 guidance by the Company's two main business segments (stevia sweeteners and consumer products) is as follows:

$Canadian Millions	Lower End	Upper End

Stevia Revenue	$60	$70
AN0C Revenue[2]	$70	$100

Stevia EBITDA	$19	$23
AN0C EBITDA[3]	($10)	($5)

Stevia CAPEX	$5	$10
AN0C CAPEX	$0	$0

1. EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes:
(1) depreciation and amortization expense as reported on the cash flow statement,
(2) other income (expenses),
(3) stock-based compensation expense, and
(4) non-controlling interest. This might not be the same definition used by other companies.
2. At 100% Consolidation
3. At 80% Consolidation to reflect 20% minority interest in joint venture

Stevia Revenue Forecast

The Company has achieved a $7 million order to our Chinese Partner related to the China Sugar Reserve opportunity in the second quarter, which represents 18% of the original CSR sales forecast for 2011. GLG's partner FXY is on schedule to complete the first 10,000 metric tonnes Healthy Sugar production line at the end of September 2011. Completion of this expansion is an important milestone in moving the Healthy Sugar opportunity forward with the CSR in order to demonstrate the production capabilities. The Company will know definitively the timing on the next delivery to FXY once those facilities have been approved by the CSR. The Company's confidence in the project remains high for the following reasons:

  Talks with CSR have indicated their strong interest in moving this project forward.
  FXY took material much earlier in 2011 than we originally expected for the CSR project.
  China's sugar prices remain high and the shortage of sugar in China has continued in 2011
  The success of the AN0C consumer products is starting to have the desired effect of increasing interest in sweetening food and beverage in China with stevia.
  China's media are putting out more and more articles about the dangers of consuming too much sugar.
  Policies such as the one by Municipal Capital Health Bureau targeting healthier foods and beverages in Beijing schools to reduce childhood obesity.

Markets outside of China including the US, Mexico, South America, and Australia have been active with customer projects, however, the time that it is taking to convert projects into launched products is taking longer than originally anticipated.   Therefore, distributors are taking longer to work through product inventories delivered in the fourth quarter of 2010, and we are decreasing our revenue expectations in 2011 from those customers as a result. A key to increased second half 2011 revenue generation will be the products and solutions of AN0C Stevia Solutions which was announced on July 26th. We are seeing interest from a number of existing customers and international companies as they look to overcome some of the traditional challenges in formulating with stevia. We expect AN0C Stevia Solutions to accelerate stevia sales going forward as they can offer significant advantages to a company looking to formulate good tasting beverage and food products.

Other key assumptions include raw sugar prices remaining in the range of $600 to $800 per metric tonne and the RMB to USD exchange rate declining approximately 3% in 2011. The Canadian dollar to the US dollar exchange rate is assumed to be at par for the year.

As of August 15th, we have seen (1) sugar prices fluctuate throughout 2011 between $600 per metric tonne to $800 per tonne, (2) a decline in the RMB to USD exchange of 1.9% and, (3) the Canadian Dollar has risen above the USD by approximately 3%. We will continue to monitor these critical assumptions for the balance of the year.

Stevia EBITDA Forecast

The stevia business is expected to generate $19 to $23 million of EBITDA in 2011 driven by the reduced revenue forecast for 2011. EBITDA margins are expected to improve in the last half of 2011 with the expected introduction of Huinong 2 ("H2") special leaf variety in the 2011 harvest year. It is expected the Company will grow 100% of its stevia leaf requirements in 2011 with the H2 strain. As previously announced, the H2 strain is expected to deliver reduced stevia leaf processing costs starting in late third quarter 2011. Also, as approximately 75% of the projected revenues are expected to be generated in China, any future appreciation of the RMB against the USD will have a much lower impact on GLG's projected EBITDA. As of August 15th, we can confirm (1) our expectations that 100% of this year's stevia harvest is expected to come from our Huinong 2 seed variety which is critical to our assumption on decreasing production costs starting late Q3 2011 and (2) the majority of revenues are expected to be generated within China in 2011. Inflation in China has impacted our salary costs in our stevia business which has resulted in higher G&A costs incurred to date and we anticipate those costs to be higher than forecast for the balance of 2011.

Capex Forecast

The Company is expected to incur some maintenance capital expenditures for its four stevia processing facilities in China and does not expect to increase capacity in 2011 based on the stevia revenue forecast for the year. The current revenue generating capacity of its four facilities is between $250 and $300 million per annum. As of August 15th, we do not see any change to the outlook for capex.

AN0CTM Revenue Forecast

With the success of our RTD tea products following only three months of sales, we plan to roll out 32 SKU's across six major beverage categories plus functional (health) products. We will be expanding the addressable markets that we originally planned to enter with 12 SKU's with an estimated market value of $6 billion to 32 SKU's with an estimated market value of over $21 billion. Management expects to see increased sales of our RTD tea products in the remaining two quarters of 2011 and expects our new product launches will perform as well as our RTD teas have, to date. Management also expects that the revenue opportunity to still be in the original range that we communicated in January of 2011 ($70 to $100 million).

The AN0CTM revenue forecast assumes the launch of 32 beverage product SKU's across six major categories of beverages, including ready-to-drink tea, carbonated soft drinks, juice milk, children's beverage products, vitamin enriched water and herbal teas, and two categories of functional drinks, anti-aging and detoxification. This product launch plan has been increased significantly from the original plan of 12 SKU's. The launch of the products in the major beverage categories is planned to occur on or before September 30th, 2011, and the functional drinks launch on or before October 31, 2011. The other critical assumptions on achieving the revenue forecast is the expectation that the new products sell as well as the RTD teas have sold. The Company plans to leverage its existing brand equity investment as well as its distribution channels and sales staff to launch these products more quickly into the market. This plan assumes that over 50% of sales will be in the fourth quarter of 2011.

AN0C's pricing policy is to maintain a 10% to 15% premium over the leading national RTD tea brands. With the success of the RTD tea launches and the onset of the busy summer peak season, AN0C expects retail pricing to realign with its pricing policy.

Other key assumptions for the revenue forecast include the Company's expectation that the China food and beverage market will grow 20% in 2011 and that the Company will be able to launch its products in China nationwide, covering both major and regional cities in most provinces. Research analysts have raised concerns that volume and sales growth in the Chinese beverage industry may be lower than expected due to the more moderate temperatures and later summer compared to 2010. Our newly re-launched RTD teas with new bottles, packaging and an improved taste are already in 41 major cities across China. The company has also introduced its new Vitamin enhanced water in the 41 major cities. The newly re-launched RTD teas will reach 300 cities during the third quarter.

AN0CTM EBITDA Forecast

The Company is revising AN0C's expected EBITDA for 2011 to negative $10 million on $70 million of sales and negative $5 million on $100 million of sales. This decrease in EBITDA is driven by two factors: (1) lower gross margin of 10% percentage points and (2) higher forecast for advertising expenditures. As communicated in the first quarter MD&A, we warned of the possible impact of higher operating costs due to China's inflation and also the possibility of higher than originally forecasted advertising expenditures. China's consumer price index rose 5.3% in the first half of 2011. Input costs such as PET chips for AN0C's bottling costs and fuel and transportation costs have been higher than originally planned, and have impacted our product gross margins. AN0C's first priority for the development of the AN0CTM business is to take a leading position in the marketplace and to build the number one brand for consumer products in the all-natural, zero calorie food and beverage sector. This was the most important objective for AN0CTM in 2011, rather than EBITDA generation. It was determined during the second quarter that AN0C would need to increase the level of television advertising to create the base level of consumer awareness of this new company and its products. AN0C was successful in building its brand and increasing its brand awareness with the advertising and promotional investments in the second quarter and as a result of these successful efforts, AN0C's advertising & promotions expenses for the second half of 2011 are not expected to continue at such a high level. AN0C also plans to target its 10% to 15% premium pricing policy following the successful launch of its RTD teas as the consumers in China perceive them of a higher quality than comparable national brands on the market that are sugar sweetened. The forecast assumes the gross margin on its RTD tea beverages will average 20% gross margin for the balance of 2011.

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C™

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking statements" and "forward looking information" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks set forth under the heading "Risk Factors" in the Company's Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this press release might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

CONTACT: Sophia Luke, Vice President of Investor Relations
         Phone: +1 (604) 669-2602 ext 104
         Fax: +1 (604) 662-8858
         Email: ir@glglifetech.com